LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

17 State Street, Floor 16

New York, New York 10004

(212) 732-7184   Fax:  (212) 202-6380

E-mail: lou@tripointcapital.com

July 17, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

Edgewater Foods International, Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form SB-2

File No. 333-135796

Dear Sir or Madam:

We are counsel to Edgewater Foods International, Inc.  On behalf of our client, enclosed herewith please find a Pre-Effective Amendment to our client’s Registration Statement on Form SB-2, which it filed on July 14, 2006.

This amendment is being filed to include the interim financial statements and corresponding information for our client’s quarterly report on Form 10-QSB for the quarter ending May 31, 2006.

We respectfully request that this Registration Statement be declared effective immediately or as soon as practicable.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours, /s/ Louis E. Taubman Louis E. Taubman
Enclosures